Suite 2500, 605 - 5th Avenue S.W. Tel: (403) 264-9888 Email: trglobe@trans-globe.com Calgary, Alberta, Canada T2P 3H5 Fax: (403) 264-9898 Web: www.trans-globe.com

September 27, 2005

United States Securities and Exchange Commission
100 F Street, NE
Washington
D.C. 20549-7010
U.S.A.

Attention: Ms. Jennifer Goeken, Division of Corporation Finance

Dear Ms. Goeken

Re:	TransGlobe Energy Corporation Form 40-F for Fiscal Year Ended December 31, 2004 Filed March 29, 2005 Your file No. 001-31891

Further to our conversation today with respect to my request for a response time extension, please be advised that TransGlobe Energy Corporation will reply to your letter of September 16, 2005 prior to October 15, 2005.

If you have any questions, please contact the undersigned.

Yours very truly,

TRANSGLOBE ENERGY CORPORATION

/s/ David Ferguson
David C. Ferguson, C.A.
Vice President Finance & CFO